                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                      The Securities Exchange Act of 1934

                      For the month of September 30, 2000

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                          Form 20 F [X] Form 40 F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                                 Yes [ ] No [X]

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered: 21,141,372 shares as of September 30, 2000.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NYMOX PHARMACEUTICAL CORPORATION
                                             -----------------------------------
                                             (Registrant)

Date: November 15, 2000                      /s/   Paul Averback
                                             -----------------------------------
                                                   Paul Averback, MD - President

MESSAGE TO SHAREHOLDERS
-----------------------

Nymox is pleased to present its results for the third quarter of 2000.

In the United States, September was proclaimed as Health in Aging Month, 2000 to recognize the extraordinary challenges to health and social systems posed by the increasingly aging population in the United States and, in particular, by such chronic conditions of the aged as osteoporosis, heart and lung disease, dementia and stroke. Nymox's product portfolio is well-positioned to provide diagnostic testing for aging baby boomers.

Nymox Corporation, Nymox's Delaware subsidiary, is currently offering its urinary AD7C(TM) clinical laboratory service to physicians across the United States and throughout the world as an aid to the diagnosis of Alzheimer's disease, the most common cause of dementia in the elderly. The AD7C(TM) test detects elevated levels of a brain protein, neural thread protein or NTP, in the urine of patients suspected of having Alzheimer's disease. Nymox's AlzheimAlert(TM) test offers a more technically advanced means to detect elevated levels of NTP in urine either through a clinical reference laboratory service or, subject to regulatory approvals where necessary, in a point of care format usable in a general medical laboratory or appropriately equipped doctor's office.

Serex, Inc., Nymox's majority owned New Jersey subsidiary, currently is marketing its NicAlert(TM) dipstick assay which can sensitively provide a measurement of the level of exposure to tobacco and nicotine products. The NicAlert(TM) is available in versions that use either urine or saliva samples. The FDA has identified tobacco consumption as the single leading cause of preventable death in the United States from such tobacco-related illnesses as heart and lung disease and cancer.

In Serex's product pipeline are tests employing its proprietary technology to detect a variety of markers for such diseases as osteoporosis and conditions such as high blood cholesterol levels. Serex's OsteoAlert(TM) test under development can detect a marker for bone mass loss, an indicator of osteoporosis. Osteoporosis is the most prevalent of bone diseases that affect Americans. The National Institute of Arthritis and Musculoskeletal and Skin Diseases estimates that one out of every two women and one in eight men over 50 will have an osteoporosis-related fracture in his or her lifetime. Serex's LipidAlert(TM) test under development provides a sensitive measurement in saliva that correlates with cholesterol levels and the associated risk of heart disease and stroke.

In July, Nymox announced that a new study in the most recent issue of "Alzheimer's Reports" (Volume 3, number 3), a peer-reviewed medical journal, showed that Nymox's 7C Gold urinary test could distinguish with a high degree of accuracy patients with Alzheimer's disease from normal controls. The study was a joint collaboration, with samples independently provided by several U.S. institutions.

Fourteen peer-reviewed published medical journal studies have already documented the usefulness and relevance of NTP, including a recent confirmatory independent study from researchers at Stanford University published in Neurology (54:1498-1504,2000), the official journal of the American Academy of Neurology.

In the recent paper published in Alzheimer's Reports (2000), the authors reported favorably on tests of Nymox's new 7C Gold urinary test for the presence of AD7C-NTP. Urine samples from 58 patients with Alzheimer's disease and 31 normal healthy controls were analyzed. The findings were that "AD7C-NTP in urine as measured by the 7C Gold test is significantly elevated in the case of patients with Alzheimer's disease compared to aged matched healthy controls, with a sensitivity of 91% and a specificity of 96.8%. The study found: `AD7C-NTP is further validated as a biochemical marker for Alzheimer's disease.' The 7C Gold test in urine is an accurate method to determine AD7C-NTP levels in Alzheimer's disease."

The 7C Gold version of the test consists of monoclonal antibody bound colloidal gold particles and special membranes with coated antibodies and relands. It measures gold particle migration after treatment with the patient's urine. Individuals with Alzheimer's disease who have higher levels AD7C-NTP have equally higher levels of gold migration. The unique and patented 7C Gold test is easy to perform and produces visible results in less than half an hour.

Also in July, in a peer-reviewed research publication, an international group of scientists reported important new evidence linking Spherons to Alzheimer's disease. The researchers found that proteins in Spherons bear the same distinctive and highly unusual hallmark as those in senile plaques -- the characteristic lesion found abundantly in the brains of patients with Alzheimer's disease and believed by many researchers to play a pivotal role in the illness. This new finding reinforces the link between Spherons and Alzheimer's disease in humans and adds major credence to the belief of Nymox researchers that the bursting of Spherons in the human brain causes the illness.

The paper, "Spherons and Alzheimer's disease: biochemical, immunological and cell biological studies," was jointly authored by Paul Averback of Nymox, Judith Fitzpatrick of Serex, Inc., Leslie Iversen of King's College London, Darrell Kaufman of Northern Arizona University and David Morse of the University of Montreal and was published in England in the latest issue of Alzheimer's Reports (Volume 3, Number 3, pages 177-184).

In the new studies, researchers used a panel of highly specific monoclonal antibodies on digested Spherons in order to visualize through electron microscopy molecular targets in the Spheron fragments. The results strongly confirmed earlier studies that showed that Spherons contain key molecules that are later found in the Alzheimer senile plaques.

Using sophisticated techniques to determine the age of protein, the researchers found that proteins in Spherons are extremely old in terms of the human body's metabolism, up to 80 years old in some cases, with an average age of 20 to 40 years. Earlier findings by other researchers had found similar evidence of age in proteins found in senile plaques. Spherons and senile plaques are the only known sources of these old proteins found to date in the brain.

Spherons are tiny balls of densely packed protein found in brain cells scattered throughout the brains of all humans from age one. Nymox researchers have found that as humans age the Spherons grow until they become too large for the cells that hold them. Once released from the cells, the Spherons burst, becoming senile plaques. Nymox is the leader in Spheron research and has pioneered in this area of drug discovery (see cover article in Drug News and Perspectives, December 1998).

The new research confirmed earlier findings that Spherons, like senile plaques, contain amyloid proteins and applied a technique used by forensic scientists to date teeth and bones in order to date the Spheron proteins. The technique relies on an earlier discovery that some of the constituent amino acids of proteins slowly change over the years at a reasonably constant rate through a process called racemization. By measuring these changes, scientists can determine the age of such proteins. Highly racemized proteins are rare in the human body because the body recycles almost all of its proteins in a matter of days and weeks. Only proteins conserved in stable structures like bone and teeth last for the years necessary to produce these signs of age. New proteins produced in the brain are not significantly racemized. The only known sources of these highly racemized proteins in the brain are Spherons and senile plaques.

On September 5th, Nymox presented new findings linking Spherons to Alzheimer's disease at the XIVth International Congress of Neuropathology in Birmingham, England.

Nymox is developing drug candidates to halt the transformation of Spherons into senile plaques and targeted to slow or stop the progression of Alzheimer's disease. The company also holds extensive patent rights both on specific unique Spheron-based drug candidates and on the use of Spherons as a target for drug therapy.

On September 14th, scientists from Nymox showed the first video footage ever seen of individual human brain spherons bursting to form Alzheimer's disease brain plaques. In a presentation given at the Second Manhattan Alzheimer's Disease Conference at the Harvard Club in New York City, Nymox scientists showed unique video footage of real spherons individually transforming into Alzheimer's plaques - the characteristic brain abnormality in Alzheimer's disease. This display represented the first time ever that a real human brain entity has been witnessed in the act of forming the key Alzheimer brain abnormality.

Spherons progressively increase in size throughout life until they become so big (many hundred times bigger by age 75 compared to age one) that they burst. According to Nymox researchers, the bursting spheron then turns into the senile amyloid plaques of Alzheimer's disease. To prove this, Nymox researchers first showed that spherons and plaques were located in the exactly identical specific locations in the brain, and that the number of plaques which appears in Alzheimer's disease was correlated with the number of spherons which have disappeared. Then they extracted and purified spherons from the brain and showed that spherons contained the marker molecules found in plaques. The Nymox team then showed that spherons can be turned into plaques when they are burst in the test tube or when they are injected into experimental animals. In addition, the Nymox researchers provided 20 highly specific criteria of validity linking spherons to Alzheimer's. The Nymox drug candidates in development are capable of blocking the transformation of human spherons into plaques in the test tube and in the experimental animal. These Nymox compounds offer rational hope for treatments that may eventually be capable of slowing the progression of Alzheimer's disease.

At the same conference, Nymox announced that new clinical studies of its NTP test in Alzheimer's disease (AD) had shown very positive results. Data on the new test were presented by Greg Golden Ph.D. of Thomas Jefferson University in Philadelphia, Judith Fitzpatrick Ph.D. of Serex Inc., and Michael Munzar MD of Nymox.

First morning urine samples from 40 cases of AD and 40 age-matched controls showed that the Nymox NTP Test was over 90% accurate in these studies. These findings now confirm earlier peer-reviewed published studies which have found that urinary NTP is an accurate test to help physicians in the diagnosis of or ruling out of Alzheimer's Disease.

NTP is the only proven non-invasive test of its kind, which has been shown in independent studies and extensive peer-reviewed publications in the medical literature to be highly useful as an aid to the diagnosis of dementia and Alzheimer's disease. The Nymox NTP marker has been referred to as a "successful in vitro diagnostic" by the official publication of the American Association for Clinical Chemistry (1999, 25, 9).

On September 19th, Nymox announced that it signed a letter of intent for a distribution and marketing agreement for the 7C Gold NTP test for use in Alzheimer's disease with Pharmatech Business Services Inc. (IVP/PBS) of Dallas, Texas. IVP/PBS is a national specialty pharmacy based in Carrollton, Texas. A sampling of services offered by IVP care include: nationwide delivery, 24 hours a day 7 days a week availability, educational consultation and confidential clinical support.

On September 27th, Nymox announced that it began an extensive new marketing initiative for the AlzheimAlert(TM) test, Nymox's unique urine test aid for the diagnosis or exclusion of Alzheimer's disease. The Company appointed a new Sales Executive with a new roster of 35 new sales representatives to promote the test in the U.S. Charles Collins, based in Orlando, Florida, was appointed to the post of U.S. National Sales Executive and will be in charge of the new sales force. The 35 new representatives are mainly U.S. based, with 2 representatives also in Canada.

On September 25th, Nymox announced that recent studies demonstrated that the Nymox-Serex nicotine dipstick test is a highly useful adjunct to smoking cessation regimes and for measurement of secondhand smoke exposure. The Company's test is a proven product which has been used for many years by experts in the field at institutions such as the University of Texas, Brown University, MD Anderson, and by reference laboratories such as Smith Kline Beecham.

The Company's test is also useful for monitoring the exposure of pregnant women to smoke, for monitoring smoking cessation efforts in smokers, and for assessments of cardiac and pulmonary patients. Measuring urinary nicotine is useful for parental monitoring of adolescent smoking behavior. Nicotine assessment is also of major importance to the insurance industry to screen for smoking and smoke exposure. The Company's nicotine test has the distinct advantage of being the only quantitative point-of-care nicotine test available in the world.

APPOINTMENTS
------------

On August 16th, Nymox announced the appointment of Senator Larry Pressler as Senior Consultant for the Company. Senator Pressler was Member of Congress for 22 years with 18 years in the U.S. Senate. He was Chairman of the Senate Commerce, Science and Transportation Committee and was author of numerous foreign policy, business and trade legislations during his time in Congress, and authored the Telecommunications Act of 1996. Senator Pressler is a former Rhodes Scholar and graduate of Oxford University and Harvard Law School. He is a Vietnam veteran (U.S. Army). Senator Pressler was awarded Vietnam Service Medals. Senator Pressler is a member of the Council on Foreign Relations, the District of Columbia Bar, and the New York State Bar. He currently is a senior partner in the Washington, D.C. law firm of O'Connor & Hannan, is chair of the law firm's Telecommunications and Business Group. Senator Pressler serves on the Boards of Directors and Boards of Advisers of several important companies in the pharmaceutical, telecommunications, and financial sectors, and is very active in numerous charitable organizations. He specializes in regulatory law, commercial law and telecommunications law.

On September 21st, Nymox announced the appointment of Suzanne Levy Ph.D. as new Clinical Chemistry Laboratory Scientific-Director for the Nymox Clinical Reference Laboratory in Maywood, New Jersey. Nymox's Clinical Reference Laboratory is a CLIA federally certified facility that performs testing of urine samples submitted by physicians for measurements of 7C Gold NTP, Nymox's diagnostic aid to help rule in or rule out Alzheimer's disease.

Suzanna Levy Ph.D. joins Nymox as Clinical Laboratory Scientific Director. Dr. Levy is Associate Professor at Mount Sinai School of Medicine. She is a Director of Clinical Chemistry, Toxicology, and Endocrinology licensed by the Departments of Health of New York City and the State of New York, and is a Charter Member of the National Academy of Clinical Biochemistry. Dr. Levy has been Chief of Clinical Chemistry at St. Barnabas Hospital in the Bronx, and at Mount Sinai Services at Elmhurst Hospital, and is currently Regional Chief of Clinical Chemistry of the Queens Health Network. She is an Executive Committee member of the American Association for Clinical Chemistry and is a consultant and advisor to many of the top diagnostic development laboratories in the U.S. Dr. Levy has long experience and expertise in technical development, validation, and regulatory matters for automated testing.

We wish to thank our over 4,000 shareholders for their valuable continued support. Nymox welcomes the challenges ahead and is confident that it will continue to meet or surpass its important milestones.




Paul Averback MD - President & C.E.O.
November 15, 2000


     This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(IN US DOLLARS)

REVENUES

Total revenues amounted to $177,443 for the nine months ended September 30, 2000, compared with $153,060 for the same period in 1999. Sales revenues amounted to $123,584 for the nine months ended September 30, 2000, compared with $123,672 for the same period last year. All of the sales revenue was derived in the United States from our various products and services.

RESEARCH AND DEVELOPMENT

Research and development expenditures were $1,152,662 for the nine month period ended September 30, 2000, compared with $859,843 for the same period in 1999. Expenses in this area were budgeted to increase in 2000 with the new financing secured by the Company.

MARKETING EXPENSES

Marketing expenses were $734,965 for the first nine months of 2000 compared to $732,727 for the same period in 1999.

ADMINISTRATIVE EXPENSES AND COST OF SALES

General, administrative and cost of sales expenses were $1,128,899 for the period ended September 30, 2000, compared with $904,345 for the same period in 1999. The increase is principally attributable to professional fees.

LONG-TERM COMMITMENTS

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $17,103 per month and ongoing research funding payments to a U.S. medical facility totaling $172,000 for 2000.

RESULTS OF OPERATIONS

Net losses for the nine months ended September 30, 2000 were $3,014,470, or $0.15 per share, compared to $2,410,489, or $0.12 per share, for the same period in 1999.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2000, cash totaled $883,400. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $11 million of the Corporation's common shares over a thirty-month period commencing March 2000, when our F-1 registration statement was declared effective. The Company also completed a private placement in March 2000 comprising 666,667 common shares at $6.00 per share, for total proceeds of $4,000,000. A total of 93,334 warrants were issued as well, exercisable at a price of $9.375 per share (66,667) and $7.8125 per share (26,667). These warrants expire on March 6, 2004. An additional 75,688 common shares were issued in July pursuant to the repricing terms of the private placement agreement.

                 Consolidated Financial Statements of
                 (Unaudited)

                 NYMOX PHARMACEUTICAL
                 CORPORATION

                 Periods ended September 30, 2000, 1999 and 1998

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2000, 1999 and 1998


FINANCIAL STATEMENTS

     Consolidated Balance Sheets............................................   1

     Consolidated Statements of Operations..................................   2

     Consolidated Statements of Deficit.....................................   3

     Consolidated Statements of Cash Flows..................................   4

     Notes to Consolidated Financial Statements.............................   5

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Balance Sheets
(Unaudited)

September 30, 2000 and 1999, with comparative figures as at December 31, 1999 (in US dollars)

---------------------------------------------------------------------------------------------------------------
                                                               September 30,    September 30,     December 31,
                                                                        2000             1999             1999
---------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)      (Unaudited)        (Audited)

ASSETS

Current assets:
     Cash                                                       $    883,400     $    459,651     $    449,363
     Short-term investments                                                -          181,771                -
     Accounts receivable                                              40,120          341,899           24,611
     Research tax credits receivable                                  10,457           17,268            3,180
     Notes receivable                                                      -          183,659          181,280
     Other receivables                                                76,019                -           18,390
     Prepaid expenses                                                117,500          101,670          100,000
---------------------------------------------------------------------------------------------------------------
                                                                   1,127,496        1,285,918          776,824

Capital assets                                                     1,352,411        1,116,034        1,168,316

Deferred share issuance costs                                        232,618                -          195,351

Intellectual property rights acquired (note 2)                       877,505                -                -

---------------------------------------------------------------------------------------------------------------
                                                                $  3,590,030     $  2,401,952     $  2,140,491
---------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and
          accrued liabilities                                   $    276,364     $    190,998     $    486,916
     Note payable                                                          -                -          346,428
---------------------------------------------------------------------------------------------------------------
                                                                     276,364          190,998          833,344

Shareholders' equity:
     Share capital                                                22,262,050       16,912,963       16,912,963
     Deficit                                                     (18,948,384)     (14,702,009)     (15,605,816)
---------------------------------------------------------------------------------------------------------------
                                                                   3,313,666        2,210,954        1,307,147
Subsequent event (note 5)

---------------------------------------------------------------------------------------------------------------
                                                                $  3,590,030     $  2,401,952     $  2,140,491
---------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations
(Unaudited)

Periods ended September 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------------------------------------------------
                                          Three months ended September 30,           Nine months ended September 30,
                                      ---------------------------------------    -----------------------------------------
                                             2000          1999          1998            2000           1999          1998
--------------------------------------------------------------------------------------------------------------------------
Revenue:
     Service fees                     $    50,096   $    18,710   $    18,542     $   123,584    $   123,672   $    41,665
     Interest                              19,627        11,449        61,552          53,859         29,388       129,886
--------------------------------------------------------------------------------------------------------------------------
                                           69,723        30,159        80,094         177,443        153,060       171,551
Expenses:
     Research and development             347,643       270,001       640,644       1,152,662        859,843     1,523,469
     Less investment tax credits             (299)      (11,972)       (9,225)         (7,952)       (13,265)      (12,930)
--------------------------------------------------------------------------------------------------------------------------
                                          347,344       258,029       631,419       1,144,710        846,578     1,510,539
     Marketing                            280,102       203,233       625,370         734,965        732,727     1,781,053
     General, administrative
       and costs of sales                 278,790       367,001        92,834       1,128,899        904,345       421,876
     Depreciation and amortization         77,818        49,202        28,864         170,946        116,496        88,845
     Interest and bank charges              9,543         7,865        12,522          12,393         10,087        15,693
--------------------------------------------------------------------------------------------------------------------------
                                          993,597       885,330     1,391,009       3,191,913      2,610,233     3,818,006

Gain on disposal of capital assets              -             -             -               -        (46,684)            -
--------------------------------------------------------------------------------------------------------------------------
Net loss                              $  (923,874)  $  (855,171)  $(1,310,915)    $(3,014,470)   $(2,410,489)  $(3,646,455)
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
Loss per share                        $     (0.04)  $     (0.04)  $     (0.07)    $     (0.15)   $     (0.12)  $     (0.19)
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
Weighted average
   number of common
   shares outstanding                  21,028,767    19,932,804    19,592,274      20,732,514     19,847,612    19,239,411
--------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 2000, 1999 and 1998
(in US dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                      Three months ended September 30,                          Six months ended September 30,
                                ------------------------------------------              --------------------------------------------
                                        2000           1999           1998                       2000           1999            1998
------------------------------------------------------------------------------------------------------------------------------------


Deficit, beginning of
   period                       $(17,999,396)  $(13,846,838)  $ (9,808,806)             $ (15,605,816)  $(12,256,479)  $ (7,415,759)

Net loss                            (923,874)      (855,171)    (1,310,915)                (3,014,470)    (2,410,489)    (3,646,455)

Share issue costs                    (25,114)             -              -                   (328,098)       (35,041)       (57,507)

------------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period          $(18,948,384)  $(14,702,009)  $(11,119,721)             $ (18,948,384)  $(14,702,009)  $(11,119,721)
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 2000, 1999 and 1998
(in US dollars)

----------------------------------------------------------------------------------------------------------------------------------
                                            Three months ended September 30,                   Nine months ended September 30,
                                         -----------------------------------------          --------------------------------------
                                                2000          1999            1998            2000           1999           1998
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:

     Net loss                           $   (923,874)  $  (855,171)   $ (1,310,915)   $ (3,014,470)  $ (2,410,489)  $ (3,646,455)
     Adjustments for:
         Depreciation and
           amortization                       77,818        49,202          28,864         170,946        116,496         88,845
         Gain on disposal
           of capital assets                       -             -               -               -        (46,684)             -
     Change in operating
       assets and liabilities               (207,094)     (137,174)       (108,354)       (245,810)        (5,501)      (309,894)
----------------------------------------------------------------------------------------------------------------------------------
                                          (1,053,150)     (943,143)     (1,390,405)     (3,089,334)    (2,346,178)    (3,867,504)

Cash flows from financing activities:

     Proceeds from issuance
       of share capital                      500,000       445,160               -       4,500,000        969,254      5,178,737
     Share issue costs                       (15,000)            -               -        (365,365)       (35,041)      (57,507)
     Repayment of note
       payable                                     -             -               -        (346,428)             -              -
----------------------------------------------------------------------------------------------------------------------------------
                                             485,000       445,160               -       3,788,207        934,213      5,121,230

Cash flows from investing activities:

     Additions to capital
       assets                                (99,524)      (60,471)        (62,605)       (264,836)       (95,238)     (219,651)
     Proceeds on disposal
       of capital assets                           -             -               -               -        189,084             -
     Net proceeds on
       maturity of (purchases
       of) short-term
       investments                                 -             -         (31,626)              -      1,282,864      (805,436)
----------------------------------------------------------------------------------------------------------------------------------
                                             (99,524)      (60,471)        (94,231)       (264,836)     1,376,710    (1,025,087)
----------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in
   cash                                     (667,674)     (558,454)     (1,484,636)        434,037        (35,255)      228,639

Cash, beginning of period                  1,551,074     1,018,105       2,064,733         449,363        494,906       351,458
---------------------------------------------------------------------------------------------------------------------------------
Cash, end of period                     $    883,400   $   459,651     $   580,097    $    883,400    $   459,651    $  580,097
---------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure to statements of cash flows:

     (a) Interest paid                  $     9,543    $     7,865     $    12,522    $     12,393    $    10,087    $   15,693
     (b) Non-cash
           transactions:
         - Acquisition of
           Serex, Inc. by
           issuance of
           common shares                    191,261             -                -         849,086              -             -
         - Amortization of
           deferred share
           issue costs                       10,114             -                -          10,114              -             -
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital.

The Corporation is listed on the NASDAQ Stock Market.

1.  BASIS OF PRESENTATION:

   (a) Consolidation and change in measurement currency:

     The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiaries. Significant intercompany balances and transactions have been eliminated on consolidation.

     Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the significance of business activities conducted in the United States and the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. In accordance with Canadian GAAP, comparative figures for 1999 and 1998 included in these consolidated financial statements have been presented in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the closing exchange rate at December 31, 1999, which was $1.4433 Canadian dollar per US dollar.

   (b) Interim financial statements:

     The unaudited consolidated balance sheets as at September 30, 2000 and 1999 and the unaudited consolidated statements of operations, deficit and cash flows for the periods ended September 30, 2000, 1999 and 1998 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION

(Unaudited)

Periods ended September 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------

2.   BUSINESS ACQUISITION:

     On January 8, 2000, the Corporation entered into a share purchase agreement to acquire a controlling interest in Serex, Inc. ("Serex"), a privately-held development stage corporation based in New Jersey. The Corporation acquired 72.3% of the issued and outstanding common stock of Serex in exchange for 187,951 common shares of the Corporation having a value of approximately $657,825, and a warrant to purchase 115,662 of the Corporation's common shares at a price of $3.70 per share exercisable on the following dates: (i) January 8, 2001 - 35,783 shares, (ii) January 8, 2002 - 30,000 shares, (iii) January 8, 2003 - 30,000 shares, (iv) January 8, 2004 - 19,879 shares. In connection with this acquisition, the Corporation also issued 40,000 options to the selling shareholder to purchase the Corporation's shares. The options are exercisable at a price of $3.70/share over a four-year period.

     Details of the acquisition are as follows:

     ---------------------------------------------------------------------------
     Assets acquired:
          Current assets                                              $  98,746
          Capital assets                                                 19,056
          Current liabilities                                          (217,369)
     --------------------------------------------------------------------------
                                                                        (99,567)
     Patents, technological platform and know-how acquired
          ("intellectual property rights")                              757,392
     --------------------------------------------------------------------------
     Value of assets acquired                                         $ 657,825
     --------------------------------------------------------------------------

     Consideration:
          Common shares                                               $ 657,825
     --------------------------------------------------------------------------


     On August 1, 2000, the Corporation acquired an additional 293,138 shares of Serex for a consideration consisting of 54,646 common shares of the Corporation having a value of $191,261 and warrants to purchase 33,627 of the Corporation's common shares at a price of $3.70 per share. After this transaction, the Corporation held approximately 93% of the outstanding shares of Serex.

     At September 30, 2000, the balance of intellectual property rights consisted of:
     --------------------------------------------------------------------------

     Intellectual property rights, at cost                            $ 948,653
     Less amortization                                                  (71,148)
     --------------------------------------------------------------------------
                                                                      $ 877,505
     --------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION

(Unaudited)

Periods ended September 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------

3.   CANADIAN/US REPORTING DIFFERENCES:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                              Three months ended September 30,                Nine months ended September 30,
                                          -----------------------------------------     --------------------------------------------
                                                 2000          1999            1998            2000            1999            1998
------------------------------------------------------------------------------------------------------------------------------------

Net loss,
Canadian GAAP                             $  (923,874)    $(855,171)    $(1,310,915)    $(3,014,470)    $(2,410,489)    $(3,646,455)
Adjustments:
     Amortization of patents (i)                 (214)      (22,803)        (11,382)          4,178         (49,942)        (32,161)
     Change in reporting currency (iii)             -        25,076          (1,000)              -          70,682          (2,781)
     Intellectual property rights (iv)       (191,261)            -               -        (948,653)              -               -
     Amortization of intellectual
          property rights (iv)                 34,358             -               -          71,148               -               -
------------------------------------------------------------------------------------------------------------------------------------
                                             (157,117)        2,273         (12,382)       (873,327)         20,740         (34,942)
------------------------------------------------------------------------------------------------------------------------------------
Net loss, U.S. GAAP                       $(1,080,991)    $(852,898)    $(1,323,297)    $(3,887,797)    $(2,389,749)    $(3,681,397)
------------------------------------------------------------------------------------------------------------------------------------
Loss per share, U.S. GAAP                 $     (0.05)    $   (0.04)    $     (0.07)    $     (0.19)    $     (0.12)    $     (0.19)
------------------------------------------------------------------------------------------------------------------------------------


     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

          --------------------------------------------------------------------------------------------------------------------------
                                                                                                        September 30,
                                                                                    ------------------------------------------------
                                                                                           2000              1999              1998
          --------------------------------------------------------------------------------------------------------------------------
          Shareholders' equity, Canadian GAAP                                       $ 3,313,666        $2,210,955        $4,006,103

          Adjustments:
               Amortization of patents (i)                                             (163,239)         (216,391)         (158,088)
               Stock-based compensation - options granted to
                non-employees (ii):
                    Cumulative compensation expense                                  (1,000,416)         (749,038)         (518,700)
                    Additional paid-in capital                                        1,000,416           785,031           506,070
               Change in reporting currency (iii)                                             -           (11,240)           65,274
               Intellectual property rights (iv)                                       (948,653)                -                 -
               Amortization of intellectual property rights (iv)                         71,148                 -                 -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     (1,040,744)         (191,638)         (105,444)
------------------------------------------------------------------------------------------------------------------------------------
         Shareholders' equity, U.S. GAAP                                            $ 2,272,922        $2,019,317        $3,900,659
------------------------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION

(Unaudited)

Periods ended September 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------

3.   CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For
           Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

     (ii)  In accordance with FAS 123, Accounting for Stock-Based
           Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. There are no comparable Canadian standards.

     (iii) As explained in note 1 (a), the Company adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian
           GAAP purposes, the financial Information for 1999 and 1998 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all periods presented have been translated into US dollars at the ending exchange rate for the respective period and the statement of earnings at the average exchange rate for the respective period.

     (iv) Under U.S. GAAP, purchased research and development with no alternative future uses is expensed in the year of acquisition.
           In Canada, the acquisition of intellectual property rights and know-how is capitalized and amortized using the straight-line basis over the period of intended benefit, which was determined to be ten years.

4.   SEGMENT DISCLOSURES:

     Geographic segment information was as follows:


--------------------------------------------------------------------------------
                                                                      United
                                               Canada                 States
--------------------------------------------------------------------------------

     Revenues:
         2000                            $     53,859          $     123,584
         1999                                  29,388                123,672
         1998                                 129,886                 41,665

     Net loss:
         2000                              (1,879,670)            (1,134,800)
         1999                              (1,799,785)              (610,704)
         1998                              (1,357,111)            (2,289,344)

     Identifiable assets:
         September 30, 2000                 3,138,662                451,368
         September 30, 1999                 2,009,682                392,270
         December 31, 1999                  1,714,416                426,075

--------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION

(Unaudited)

Periods ended September 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------

5.   SUBSEQUENT EVENT:

     In October 2000, the Corporation issued 137,889 common shares for proceeds of $500,000 under its common stock purchase agreement with Jaspas Investments Limited.